FORM 6-K

                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of,       February                            , 2003
                  -------------------------------        --------------


                             CEDARA SOFTWARE CORP.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


            6509 Airport Road, Mississauga, Ontario, Canada L4V 1S7
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                   Form 20-F       X            Form 40-F
                            ---------------              ---------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                          No         X
                      ------------                  ---------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 EXHIBIT INDEX

Exhibit                                                              Page No.

1.       Press Release dated January 30, 2003 concerning
         Cedara's 3D Baby Explorer software.                             4

2.       Press Release dated February 3, 2003 concerning
         Cedara's announcement of its Second
         Quarter Fiscal 2003 results.                                    7

3.       Press Release dated February 4, 2003 concerning
         Cedara's announcement of a distributor agreement
         with Denmark-based Santax.                                      15

                                                                     Exhibit 1

                                  CEDARA LOGO


FOR IMMEDIATE RELEASE:

Contact:                                                         News Release
Jacques Cornet, VP Marketing &
Operations
Cedara Software Corp.
(905) 672-2100 ext. 2564 info@cedara.com



             Cedara(R)announces new 3D Baby Explorer software that
                       works with any Ultrasound system

     o Provides fast 3D fetal views for significantly less cost than comparable systems

     o   Generates 3D fetal views within a few mouse clicks

     o Enables Sonographers to acquire 3D fetal views using their normal workflow routine

     o Includes easy to use image acquisition and rendering controls that minimize the need for training



TORONTO, January 30, 2003 -- Cedara Software Corp.- (TSX:CDE/NASDAQ:CDSW) today announced its new Baby Explorer(TM) application that adds 3D fetal imaging to any existing Ultrasound system.

Baby Explorer(TM) is a software-only solution that lets busy Sonographers rapidly generate fetal views for expectant parents during scheduled Ultrasound examinations, months before a baby's arrival. Baby Explorer has been well received in market previews, and is currently installed in over 30 sites across North America, South America, and Asia.

With its easy acquisition controls, fast 3D segmentation and clipping tools, built-in animation and multi-media export capabilities, and the ability to print in a variety of formats on standard printers, Baby Explorer is a must for Ultrasound vendors wishing to offer expectant parents a 3D solution that is available to clinics at an attractive price.

Baby Explorer's easy to use volume rendering capabilities, enable technologists to quickly generate 3D fetal views and see the anatomical features of the baby with a minimal amount of training. The software makes it easier to observe fetus' in their natural prenatal environment in a photo-realistic way. Technologists can save images in a variety of formats, including JPEG, BMP, and even AVI files for movie images.

"Unlike other applications, Baby Explorer gives busy Ultrasound Sonographers a fast 3D imaging capability that works with their existing Ultrasound systems to create a 3D fetal image in just a few clicks. We are offering Baby Explorer at a very attractive price. An OB/GYN clinic can install the package for thousands of dollars less than comparable systems on the market," said Michael Wong, Product Manager, Cedara Software Corp. According to Wong, "One of the unique features of Baby Explorer that is that it runs on any standard PC hardware attached to any Ultrasound scanner."

About Cedara Software:

Cedara Software Corp. is a leading provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of magnetic resonance imaging (MRI) devices in use today. Cedara's Picture Archiving and Communications System (PACS) technology has been installed in over 4,300 global sites.

For further information contact: Jacques Cornet, Cedara Software Corp., (905) 672-2100 ext. 2564. Email: info@cedara.com. Web site: www.cedara.com

                                                                     Exhibit 2

                                  CEDARA LOGO

NEWS RELEASE


Attention: Business/Financial Editors:


February 3, 2003 - TORONTO, CANADA

                Cedara Software (TSX:CDE/NASDAQ:CDSW) Announces
                    Results for Second Quarter Fiscal 2003


Second Quarter Fiscal 2003 Results

o Revenue of $8.2 million for the second quarter of fiscal 2003 was somewhat higher than the Company's guidance of $8.0 million. Compared to the same period in fiscal 2002 revenue was down by $3.3 million or 28%. However, compared to fiscal 2003 first quarter ended September 30, 2002 this reflects an increase of $1.9 million, or 30%;

o The decline in revenue compared to the previous year occurred mainly in sales of software licenses, for which new orders from customers were down by $3.5 million or 51%. This reflected the continuing impact of an inventory overhang of software licenses held by customers, resulting primarily from Cedara's bulk sales of licenses in the preceding fiscal year.

o Operating expenses for the second quarter declined $0.2 million, or 2%, versus fiscal 2002. When excluding the impact of severance costs, operating expenses declined by $1.3 million, or 15%;

o A loss from continuing operations for the second quarter of $3.9 million, or $0.16 per share, compared to a loss from continuing operations of $0.7 million, or $0.03 per share, in the same quarter of fiscal 2002. Excluding severance costs, the loss from continuing operations was $2.4 million.


CEO Comments

"Recognizing that we still have a long way to go, I am pleased with Cedara's progress during the second quarter on several fronts: customer relationships, product innovation, distribution expansion and executive management team changes." said Abe Schwartz, Cedara's President and Chief Executive Officer. "The recent RSNA meeting in Chicago confirmed that Cedara's customers are responding positively to the Company's increased commitment to improve the quality of our customer service and our business processes."

"On the product innovation front, the interest in Cedara's 3D Point and Click Classification technology showcased at RSNA 2002 has been strong, as has the interest in Cedara's new PACS web viewer, DALI."

Commenting on Cedara's distribution strategy, Schwartz said, "The recently announced cooperative agreement with Hong Kong Polytechnic University and the partnership agreement with B-Soft, China's largest hospital information system company, provide Cedara with a great opportunity to establish our medical imaging technologies in one of the world's largest and fastest growing markets."

Schwartz continued, "We have eliminated a costly layer of management and have refocused the executive team on the key functional areas of sales, marketing, operations and finance."

"Finally, I am very encouraged by the change in business attitudes, both externally and internally. We have the team, the technology and the business relationships to access the broader opportunities that lie before us," said Schwartz.


Business Outlook

o The Company reiterates its guidance for fiscal 2003 full-year revenues of approximately $34 million to $37 million, down from $45.5 million in fiscal 2002. This decline reflects the residual impact of bulk sales of software licenses in fiscal 2002, as initially reported at the end of the previous quarter;

o The Company expects to be profitable and cash flow positive late in fiscal 2003;

o In fiscal 2004, when inventories and re-ordering of software licenses are anticipated to have reached more normal levels and trends, revenue is expected to rebound;

o It is anticipated that the Company's financial arrangements will be sufficient to support operations until positive cash-flows are generated in late fiscal 2003;

o The Company will have reduced costs on an annualized basis, excluding the impact of severance, by approximately $3.0 million. Cost reductions of approximately $2.0 million were implemented during the second quarter;

o This outlook is based on current information available to the Company. The nature of the sales cycle and the size of major contracts makes accurate forecasting vulnerable to timing and other changes in negotiation of sales contracts. Consequently, lost or delayed sales can significantly impact upon quarterly and annual revenues and earnings.


Review of Operations

Revenue from continuing operations for the quarter ended December 31, 2002 was $8.2 million compared to $11.5 million in the same period last year. The decline reflects lower software license revenues of $3.5 million, or 51%, and lower engineering services revenues of $0.2 million, or 4%, offset partially by higher services and other revenue of $0.4 million, or 48%.

Gross margin as a percent of revenue in the second quarter of fiscal 2003 was 64%, down from the 74% recorded in the same quarter of fiscal 2002, but an improvement over the 54% achieved in the immediately preceding quarter ended September 30, 2002. The year-on-year decline is due primarily to reduced software revenues on which Cedara earns higher margins. Revenue from sales of software licenses of $3.4 million comprised 41% of total quarterly revenue in the second quarter of fiscal 2003. This compares with 60% in the second quarter of the prior year and 27% in the immediately preceding quarter ended September 30, 2002.

Sales and marketing costs declined 25%, research and development costs were lower by 21% and general and administrative costs were down 15% in the second quarter of fiscal 2003, compared to the same period in fiscal 2002. During the quarter ended December 31, 2002, the Company eliminated a layer of management
- three vice president and two senior director positions - as part of the plan to streamline operations and increase efficiencies. Cedara has also concluded a settlement agreement with Arun Menawat, previously President and Chief Operating Officer. Dr. Menawat has agreed to act as an adviser to the Chief Executive Officer on a temporary basis. As part of this reorganization, Abe Schwartz, Chief Executive Officer has added the role of President to his responsibilities. These changes will result in cost savings of approximately $2.0 million per year on an ongoing basis. To implement these changes, the Company incurred a one-time charge for severance costs in the second quarter of $1.5 million.

The Company posted a net loss from continuing operations of $3.9 million for the quarter ended December 31, 2002, compared with a net loss of $0.7 million in the same period last year. On a per-share basis, the net loss from continuing operations was $0.16 in the quarter ended December 31, 2002 compared to a loss of $0.03 in the same period last year. The overall net loss for the quarter ended December 31, 2002 was $3.9 million compared to a net income of $1.6 million in the same period last year. Fiscal 2002 net income included a one-time gain of $2.3 million on the disposition of discontinued operations. On a per share basis, the net loss for the quarter ended December 31, 2002 was $0.16 compared to a net income of $0.08 in the same period last year.

For the quarter ended December 31, 2002, operating activities consumed cash before working capital changes of $3.0 million compared to cash generated by operations before working capital changes of $0.6 million in the same period last year. The Company was able to offset $1.6 million of the current quarter's cash consumption by managing working capital, while the remaining $1.4 million was financed by a combination of the Company's operating bank line and a $1.0 million promissory note from Analogic Corporation, the Company's major shareholder.

On August 27, 2002, Analogic Corporation agreed to guarantee an additional $3.0 million, increasing the Company's existing $9.0 million operating line to $12.0 million. This additional guarantee is on an as required basis, in increments of $1.0 million. Analogic also agreed to extend the expiry date of the letter of credit, which fully guarantees the Company's operating line, to December 20, 2003. Along with this $3.0 million increase, Analogic has agreed to make available an additional $2.0 million of financing if required by the Company. These commitments by Analogic increase the financing capacity of Cedara to $14.0 million, which management expects will be sufficient to see the Company through to becoming cash flow positive. As at December 31, 2002, the Company was utilizing $8.8 million of its operating bank line.

For the six months ended December 31, 2002 revenue was $14.6 million, compared to $22.8 million in the same period last year, a decline of $8.2 million or 36%. Operating expenses for the six months ended December 31, 2002 were $16.0 million versus $17.5 million in the same period last year. Excluding the impact of severance costs, operating expenses declined by $3.1 million, or 18%. The loss from continuing operations for the first half of fiscal 2003 was $8.0 million or $0.33 per share, compared to a loss of $2.5 million or $0.13 per share in the same period last year. The overall net loss for the six months ended December 31, 2002 was $8.0 million, or $0.33 per share, compared to a net loss of $0.2 million or $0.01 per share in the same period last year.

Conference Call Information

The Cedara Software Corp. second quarter fiscal 2003 conference call and webcast to discuss results, corporate strategy and outlook is scheduled for 11:00 am EST on Tuesday, February 4, 2003. The conference call can be accessed via audio webcast by visiting www.cedara.com/investors/index.html or by going to www.cedara.com and clicking on "Investors". Participants in the conference call are asked to dial 416-695-5806 or 1-800-273-9672, five to ten minutes prior to the February 4, 2003, 11:00 a.m. start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight March 4, 2003. To listen to the replay, please dial 416-695-5800 or 1-800-408 3053, and enter pass code 1363923.

About Cedara Software Corp.

Cedara Software Corp. is a leading independent provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of magnetic resonance imaging (MRI) devices in use today. Cedara's Picture Archiving and Communications System (PACS) technology has been installed in over 4,300 global sites.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

Three pages of unaudited consolidated interim financial statements follow:

CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

-------------------------------------------------------------------------------
                                                   December 31,      June 30,
                                                       2002           2002
-------------------------------------------------------------------------------
                                                   (unaudited)
Assets

Current assets:
      Restricted cash                                  $    --      $     226
      Accounts receivable                                 11,174       11,737
      Inventory                                              467          717
      Prepaid expenses and other assets                      847          912
------------------------------------------------------------------------------
                                                          12,488       13,592

Capital assets                                             3,373        3,041
Deferred development costs                                   616          897
Intangible assets                                          1,162        1,892
Goodwill                                                   9,053        9,053
------------------------------------------------------------------------------
                                                       $  26,692    $  28,475
==============================================================================

Liabilities and Shareholders' Equity

Current liabilities:
      Bank indebtedness                                $   8,782    $   4,935
      Accounts payable and accrued liabilities             6,439        4,011
      Promissory note payable                              1,025         --
      Current liabilities of discontinued operations       3,704        4,013
------------------------------------------------------------------------------
                                                          19,950       12,959

Deferred revenue                                             426          890
Convertible subordinated debentures                        2,819        2,788
Non-current liabilities of discontinued operations          --            379

Shareholders' equity:
      Capital stock                                      106,328      106,328
      Warrants                                             3,260        3,260
      Deficit                                           (106,091)     (98,129)
------------------------------------------------------------------------------
                                                           3,497       11,459

------------------------------------------------------------------------------
                                                       $  26,692    $  28,475
==============================================================================


CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)


-------------------------------------------------------------------------------------------------------------------------------
                                                                   Three Months Ended                Six Months Ended
                                                                       December 31                      December 31
                                                               ---------------------------------------------------------------
                                                                     2002              2001           2002              2001
-------------------------------------------------------------------------------------------------------------------------------

Revenue                                                     $      8,249      $     11,469      $     14,582      $     22,763

Direct costs                                                       3,001             3,032             5,884             6,353
-------------------------------------------------------------------------------------------------------------------------------

Gross margin                                                       5,248             8,437             8,698            16,410

Expenses:
      Research and development                                     2,187             2,762             4,505             5,820
      Sales and marketing                                          1,343             1,780             2,375             3,071
      General and administration                                   2,151             2,537             4,297             5,398
      Severance costs                                              1,485               352             2,062               498
      Other charges                                                  683               257               772               133
      Amortization of intangible assets                              359               368               787               729
      Depreciation and amortization                                  588               908             1,208             1,855
-------------------------------------------------------------------------------------------------------------------------------
                                                                   8,796             8,964            16,006            17,504
-------------------------------------------------------------------------------------------------------------------------------

Loss before interest expense                                      (3,548)             (527)           (7,308)           (1,094)

Interest expense, net                                                380               151               654             1,395
-------------------------------------------------------------------------------------------------------------------------------

Loss from continuing operations                                   (3,928)             (678)           (7,962)           (2,489)

Income from discontinued operations                                 --               2,302              --               2,302
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                           $     (3,928)     $      1,624      $     (7,962)     $       (187)
===============================================================================================================================

Earnings (loss) per share from continuing operations:
      Basic                                                 $      (0.16)     $      (0.03)     $      (0.33)     $      (0.13)
      Diluted                                               $      (0.16)     $      (0.03)     $      (0.33)     $      (0.13)

Earnings (loss) per share:
      Basic                                                 $      (0.16)     $       0.08      $      (0.33)     $      (0.01)
      Diluted                                               $      (0.16)     $       0.08      $      (0.33)     $      (0.01)
-------------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding                 24,157,621        21,203,429        24,157,621        19,222,994



CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)


-------------------------------------------------------------------------------------------------------------------------------
                                                                               Three Months Ended          Six Months Ended
                                                                                   December 31                 December 31
                                                                            -----------------------     ----------------------
                                                                             2002           2001         2002           2001
-------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
   Loss from continuing operations                                          $ (3,928)     $   (678)     $ (7,962)     $ (2,489)
   Items not involving cash:
         Depreciation and amortization                                           947         1,276         1,995         2,584
         Accretion of interest on convertible subordinated debentures             15          --              31          --
--------------------------------------------------------------------------------------------------------------------------------
                                                                              (2,966)          598        (5,936)           95
   Change in non-cash operating working capital:
         Accounts receivable                                                     692         1,784         1,003         4,585
         Inventory                                                               271           (49)            6           (35)
Prepaid expenses and other assets                                                (41)          239            65           288
Accounts payable and accrued liabilities                                         751        (2,550)        2,400        (2,531)
Deferred revenue                                                                 (66)       (3,406)         (464)        1,825
--------------------------------------------------------------------------------------------------------------------------------
                                                                               1,607        (3,982)        3,010         4,132
--------------------------------------------------------------------------------------------------------------------------------
                                                                              (1,359)       (3,384)       (2,926)        4,227
Financing activities:
   Increase (decrease) in bank indebtedness                                      634           --          3,847       (11,092)
   Issue of shares                                                               --            238           --         12,081
   Share issue costs                                                             --            --            --           (888)
   Decrease in notes payable                                                     --            --            --         (5,000)
   Issue of promissory note payable                                            1,025         1,572         1,025         1,572
--------------------------------------------------------------------------------------------------------------------------------
                                                                               1,659         1,810         4,872        (3,327)

Investing activities:
   Decrease in short-term investments                                             --            --            --          3,000
   Decrease in restricted cash                                                   163            --           226            --
   Additions to intangible assets                                                (24)          (45)          (57)          (76)
   Additions to capital assets                                                   (86)          (20)       (1,014)          (31)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  53           (65)         (845)        2,893

Effect of exchange rate changes on cash and cash equivalents                     (33)           26          (252)         (349)
--------------------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents from continuing
   operations                                                                    320        (1,613)          849         3,444
Change in cash and cash equivalents from discontinued
   operations                                                                   (320)         (989)         (849)         (833)

Cash and cash equivalents, beginning of period                                    --         5,213            --            --
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                    $     --      $  2,611        $   --      $  2,611
--------------------------------------------------------------------------------------------------------------------------------


For further information, please contact:
Fraser Sinclair, Chief Financial Officer and Corporate Secretary
Cedara Software Corp., (905) 672-2100, fraser.sinclair@cedara.com
                                       --------------------------

                                                                     Exhibit 3

                                  CEDARA LOGO


FOR IMMEDIATE RELEASE:

Contact:                                                         News Release
Jacques Cornet, VP Marketing &
Operations
Cedara Software Corp.
(905) 672-2100 ext. 2564
info@cedara.com
---------------

                Cedara(R) announces distributor agreement with
                             Denmark-based Santax


     o Cedara I-SoftView(TM)Diagnostic Review Workstations to be deployed by leading medical equipment supply company in Europe


TORONTO, February 4, 2003 - Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW), a leading independent developer of medical imaging software technologies for the global healthcare market, announced today that it has signed a distributor agreement with Santax, a leading supplier of medical equipment and Picture Archiving and Communications Systems (PACS) in Denmark and Norway. Under the agreement, Santax will deploy the Cedara I-SoftView(TM) Diagnostic Review Workstation to complement sales of its X-ray equipment and services.

According to Ole Christoffersen, General Manager, Santax IT Solutions, "Cedara I-SoftView adds a new dimension to our line of medical products, enhancing its function and features. We anticipate that Cedara I-SoftView will have a strong appeal to referring physicians working inside the hospital environment."

Commenting on the agreement, Abe Schwartz, Cedara's President and Chief Executive Officer said, "We are pleased to partner with a leading medical supply company like Santax in offering the region of Scandinavia a PACS solution that exploits our respective strengths. With its advanced technologies, Cedara continues to be a strong player in the PACS arena, and this deal allows us to expand our presence in the European medical products field."

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of magnetic resonance imaging (MRI) devices in use today. Cedara's Picture Archiving and Communications System (PACS) technology has been installed in over 4,300 global sites.

For further information contact: Jacques Cornet, Cedara Software Corp., (905) 672-2100 ext. 2564. Email: info@cedara.com. Web site: www.cedara.com

                                  SIGNATURES

         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CEDARA SOFTWARE CORP.
                                        --------------------------------------
                                                     (Registrant)


Date:   February 18, 2003               By: /s/ Fraser Sinclair
        ------------------------            --------------------------------
                                                    (Signature)
                                            Fraser Sinclair
                                            Chief Financial Officer and
                                            Corporate Secretary


     Print the name and title of the signing officer under their signature